SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      from to

Commission File No: 1-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employee Stock Purchase Plan

of C. R. Bard, Inc., as Amended and Restated

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015, 2014 and 2013

Notes to Financial Statements

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

EMPLOYEE STOCK PURCHASE PLAN OF C. R. BARD, INC., AS AMENDED AND RESTATED

By:	/s/ Frank Lupisella Jr.
Frank Lupisella Jr.
Vice President and Controller

Dated: March 17, 2016

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the Board of Directors of C. R. Bard, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated (the “Plan”), as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Short Hills, New Jersey

March 17, 2016

Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
Assets
Contributions receivable	$—	$—

Total Assets	$—	$—

Liabilities
Total Liabilities	$—	$—

Net Assets Available for Benefits	$—	$—

The accompanying notes to financial statements are an integral part of these statements.

Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net assets available for benefits, beginning of year Additions	$—	$—	$—
Participant contributions	$15,475,815	$13,929,359	$12,268,932
C. R. Bard, Inc. contributions	3,773,042	4,319,422	4,357,424

Total Additions	$19,248,857	$18,248,781	$16,626,356

Deductions
Participants’ purchases of stock	$19,248,857	$18,248,781	$16,626,356

Total Deductions	$19,248,857	$18,248,781	$16,626,356

Net assets available for benefits, end of year	$—	$—	$—

The accompanying notes to financial statements are an integral part of these statements.

Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated

Notes to Financial Statements

(1)	PLAN DESCRIPTION:

The following description of the Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated (the “Plan”), is provided for general information purposes. Eligible employees participating in the Plan (the “Participants”) should refer to the Plan document for more detailed and complete information.

General

The Plan was originally approved by the stockholders of C. R. Bard, Inc. (the “company”) at their April 15, 1998 meeting and was amended and restated effective April 18, 2012 to authorize an additional 750,000 shares. The company is authorized to sell up to 2,500,000 shares of the company’s common stock (authorized but unissued shares of common stock or shares purchased through the open market) to Participants in accordance with the Plan. Through December 31, 2015, the Participants had purchased 2,219,776 shares of common stock since the Plan’s inception, leaving 280,224 shares of common stock available for future purchases by Participants.

The Plan provides eligible domestic and foreign employees of the company that meet certain requirements with an opportunity to purchase shares of the company’s common stock at a 15% discount. Plan requirements include that the employee’s customary work week must be 20 hours or greater and that the employee’s customary employment must be greater than five months in any calendar year. Beginning July 1, 2009, the company suspended participation in the Plan for certain of its foreign subsidiaries.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”), as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants in the Plan may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay, vacation and holiday pay and commissions paid to the employee during the applicable payroll period up to the stated maximum of $20,000 per year. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the “Grant Date”). All funds of Participants received or held by the company under the Plan before purchase of the shares of the company’s common stock are held without liability for interest or other increment.

Share Purchases

Except as provided in the Plan, shares of the company’s common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the “Purchase Date”). The purchase price is 85% of the lesser of the fair market value of the company’s common stock on either the corresponding Grant Date or the Purchase Date (the “Purchase Price”). The number of shares purchased is determined by dividing the Purchase Price into the balance in the Participant’s plan account on the Purchase Date. Purchased shares are restricted for sale or transfer for a six-month period.

The difference between the fair market value of the total common stock purchased on the Purchase Date and the Purchase Price represents the company’s contribution to the Plan. These contributions amounted to $3,773,042, $4,319,422 and $4,357,424 for the years ended December 31, 2015, 2014 and 2013, respectively.

Participants have the option to have shares registered in their name on the Purchase Date or, for tax purposes, to defer purchase and registration for six months. At December 31, 2015 and 2014, there were no deferred share purchases under the Plan.

Vesting

Participants are always fully vested in their payroll contributions and purchased shares of the company’s common stock.

Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated

Notes to Financial Statements

Participant Refunds

At any time, a Participant may cancel participation in the Plan by notifying the company. Upon notification, the Participant’s payroll deductions under the Plan cease as soon as practicable, and such Participant’s payroll deductions, up to the point of cancellation, are used to purchase shares on the next Purchase Date. Participants who are terminating their employment from the company will have their Plan contributions returned in cash as soon as practicable following the termination of employment.

Tax Status

The Plan was established to be in compliance with Section 423 of the Code, and legal counsel has advised that as such, the Plan is not, and cannot be, subject to income taxes.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Participant purchases of common stock made from Plan contributions were approximately as follows: 2015 – 107,400 shares; 2014 – 118,300 shares; and 2013 – 138,500 shares. On the Purchase Date, shares are distributed to Participants and are therefore not reflected in these financial statements. During 2015, 2014 and 2013, 2,011, 1,950 and 1,633 Participants, respectively, contributed to the Plan. There were no dividends receivable from the company as of these dates. The company pays for all administrative expenses of the Plan.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that estimates and assumptions be made that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the company or (b) the date all shares authorized for sale have been utilized under the Plan.

The Board of Directors of the company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date, or at any other time, Participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess Participant contributions shall be returned to Participants, all as provided by rules and regulations adopted by the Plan administrator.